SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS ON AER LINGUS TO APOLOGISE FOR MISLEADING SHAREHOLDERS AND THE STOCK EXCHANGE ABOUT ITS LOSSES IN 2008 AND AGAIN IN 2009

Ryanair,
Ireland's favourite airline today (
Wednesday,
11
th
 M
arch
 2009
) called on Aer Lingus Chairman Colm Barrington to apologise for misleading Aer Lingus shareholders and the Stock Exchange in its 22 Dec ember
 Defence Document - published just 9 days before the year end - in which Aer Lingus made the following claims - which have now been proven to be untrue
 by the
enormous
losses announced this morning by Aer Lingus for 2008 and again in 2009.

In Aer Lingus's 22 Dec
ember
 Defence Document - published just 10 weeks ago,

Aer Lingus Chairman Colm Barrington made the following false claims:

  "
  Despite these extremely challenging conditions we expect to achieve profit overall in 2008"
  .

This morning Aer Lingus announced an after tax loss of €108m for 2008, clearly proving that Aer Lingus misled shareholders and the Stock Exchange in its Defence Document.

2.

"We expect that significantly reduced fuel prices and a number of management cost reduction initiatives will enable Aer Lingus to continue to enhance profitability in 2009 and beyond".

In this morning's results Aer Lingus confirmed that
"In 2009 Aer Lingus will experience a larger operating loss than in 2008 and the Group is unlikely to meet its previous guidance of a pre
-
tax profit in 2009".
  This morning's results confirm that Aer Lingus misled its shareholders and the Stock Exchange about its claims to
"enhance profitability in 2009"
.

3.

"Aer Lingus is and will be profitable".

This morning's confirmed losses in 2008 and larger operating losses in 2009 proves that these claims - made just 10 weeks ago - were false.

4.

"Our long-haul business also continues to grow".

Aer Lingus
' recent traffic figures which show a consistent reduction in monthly long-haul traffic of over 10% proves this Defence Document claim was also false.

Ryanair called today on Aer Lingus Chairman Colm Barrington and its Board to explain to shareholders why they continue to preside over an enormous collapse in shareholder value and why they recommended rejection of Ryanair's €1.40 per share offer just 10 weeks ago, at a time when they were presiding over enormous losses in 2008, increased op er
ating losses in 2009, and a share price which has collapsed by more than 50% from €1.40 to less than 70 cents today.

Speaking today Ryanair's M
ichael O'Leary s
aid:

"Today's results from Aer Lingus prove conclusively that the Chairman
 Colm Barrington
, Board and Man
a
gement of Aer Lingus misled shareholders and the

Stock Exchange in their Defence Document of just 10 weeks ago. Shareholders are entitled to ask why there is no mention in today's results about restoring or improving shareholder value.

It would appear that the Board and Management of Aer Lingus care more about lining their own pockets with excessive and unjustified Director fees and multi million euro resignation bonuses for failed management than they do about growing Aer Lingus, delivering profitability or shareholder value.

"
Irish taxpayers are entitled to
 ask the Department of Transport
why they rejected Ryanair's €1.40 offer and claimed that "T
he €1.40 offer for Ryanair greatly undervalues Aer Lingus
", when just ten weeks later the taxpayer investment in Aer Lingus has collapsed by more than 50%. What does this say about the Department of Transport's financial judgement
?

"
We intend to submit formal complain
t
s to the
London and
Irish
Stock Exchange, the Takeover Panel and the
Financial Services Regulator
about the patently false claims and misleading advice given by Aer Lingus to shareholders in its 22 December Defence Document.

"
Consumers can celebrate Aer Lingus's continuing losses and failure as Ryanair this morning released 10
8
,000 free seats - 1,000 seats for every €1m after tax losses announced by Aer Lingus this morning - for travel in March and returning in the first week of April. These will be the last free flights on Ryanair from Ireland before the Government introduces its crazy €10 tourist tax in Ireland
".

ENDS.

               Wednesday, 11
th
 March 2009

For further information
please contact:

Stephen McNamara

     Pauline
McAlester
Ryanair Ltd

Murray
 Consultants
Tel: +353-1-8121212

    Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  11 March, 2009

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director